

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
Ronald P. Erickson
Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 420
Seattle, WA 98101

> **Re: Visualant, Incorporated**
> **Registration Statement on Form S-1**
> **Filed July 3, 2013**
> **File No. 333-189788**

Dear Mr. Erickson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   Please revise the prospectus cover, summary and risk factors to eliminate embedded lists and defined terms like those in parentheses and quotation marks. See Rule 421(d). Before revising your document in response to this comment, please review Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's web site; note particularly sample comments 1, 2, 3, 4, 5, 7 and 16 at the end of that Bulletin.

2.   In an appropriate section of your prospectus, please disclose clearly your net tangible book value per share. See Regulation S-K Item 506.

Prospectus Cover

3. Please tell us the purpose of the last two sentences on the prospectus cover and the penultimate sentence on page 4. Do you not intend to ensure that your disclosure is current for the duration of the offering? See Securities Act Section 12(a)(2).

The Company and our Business, page 5

4. Please revise to summarize clearly and directly what your products are and do so that your disclosure is understandable to investors who may not be experts in your industry. Avoid technical terms like "structured light," "spectral signature" and "form factor."

5. Refer to the award mentioned in the third paragraph of this section. Pleas clarify who SPIE is. Also, with a view toward clarified disclosure, please tell us the criteria for selecting the award recipient, whether others also received the award, and whether you provided any consideration to enter the contest or receive the award. Also tell us why you believe reference to the award is appropriate for a prospectus summary.

6. Please revise your document so that it is understandable to investors who may not be familiar with your company and its history. For example, if it is appropriate to include references to the purchase of TransTech in the prospectus summary, please summarize when that acquisition occurred, the nature of the subsidiary and why the purchase was not complete until June 2013. Likewise, your liquidity discussion beginning on page 16 refers to agreements and obligations as if investors are already familiar with the parties and terms.

7. Refer to the internet addresses here and throughout your document. Please tell us the authority on which you rely to refer investors to an internet address for information rather than including all required information in your prospectus. Note also your obligations, including the filing obligation, when you include internet addresses in your document as explained in footnote 41 and the related text in Release 33-7856 (April 28, 2000).

Summary Financial Results, page 5

8. Refer to the last paragraph of this section. It is unclear what you are seeking to incorporate by reference and how that information is appropriate for a prospectus summary. Please revise to provide appropriate summary disclosure; see Regulation S-K Item 501(a). Likewise, please revise your reference to the notes to your financial statements on page 16 to provide clear disclosure compliant with Regulation S-K Items 303 and Rule 408.

Risk Factors, page 6

9.   You disclose in the first paragraph of this section that the risks you disclose are not the only ones that you face. Please disclose all risks that you believe are material at this time. See Updated Staff Legal Bulletin No. 7 sample comment 30. For example:

- Do your disclosure controls and procedures create a material risk?
- Does the litigation mentioned in your Form 8-K signed June 20, 2013 create a material risk?
- Does the shareholder-approved reverse split and reduction in authorized shares create material risks?
- Does your ability to designate the terms of your authorized preferred stock present a material risk?
- Do terms of your outstanding securities that require adjustment if you issue securities at a lower price present a material risk? If so, what is the extent of the potential dilution given a reasonable range of potential adjustments?

10.   Please provide us your analysis of whether you are a penny stock issuer. Include in your response an analysis of Rule 3a51-1(g)(2). If you are not currently a penny stock issuer but have been in the past and might become one in the future, please revise your risk factor on page 9 to clarify. If you are a penny stock issuer, please revise your disclosure on pages 6 and 10 to remove references to a statutory safe harbor that is not available to penny stock issuers.

We Expect to Need Additional Financing, page 6

11.   If your current obligations exceed your current assets, please revise to clarify and remove any implication that your cash needs are merely a future concern.

Risks Associated With Equity Line of Credit, page 7

12.   Please state clearly and directly what are the "risks associated with [your] equity line." For example, if you issue any shares under the agreement, must you issue them below the market price? Will the issuance dilute current shareholders?

Trading in the Company's stock may be restricted by Blue Sky eligibility, page 9

13.   You refer in the title of this risk factor to trading restrictions on your stock that may be imposed by blue sky laws but provide no disclosure explaining that risk. Please revise accordingly.

Conflict of Interest, page 9

14.   From your disclosure on page 19, it appears that your principal financial officer is currently the principal financial officer of three other companies. If so, please explain in

an appropriate risk factors the conflicts that this creates on his time, the allocation of funding sources that your CFO identifies, and otherwise.

Our Joint Development Agreement, page 9

15.   Please tell us the authority that supports your conclusion that a Form S-1 prospectus can provide disclosure by referring investors to a Form 8-K. In the absence of appropriate authority for your reference to the Form 8-K, please revise an appropriate section of your document to provide all appropriate disclosure regarding the joint development agreement. Likewise, please address your reference to Forms 10-Q and 10-K on pages 17 and 23 and elsewhere in your prospectus.

Selling Security Holders, page 10

16.   Please provide us your analysis of when your registration rights agreement requires you to have registered for resale all of the securities issued in the private placement. Include in your response references to the specific sections of the specific exhibit to this registration statement that affect your analysis. Also provide us your analysis of the materiality of any liability for any deadlines that you have missed.

17.   The heading of the fourth column in this table indicates that warrants are offered; however, the fee table to this Form S-1 does not include warrants. Please reconcile.

18.   Please explain the first sentence in the third paragraph on page 11 that inclusion of securities in the table is not an admission of beneficial ownership, as that statement is inconsistent with the first two sentences in the following paragraph.

19.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling security holder that is a legal entity.

20.   Please reconcile your disclosure in the second sentence of the third paragraph above the table with your disclosure of your relationship with GVC Capital in the second sentence of the second paragraph of page 15. Please ensure that all material relationships with selling stockholders are described. See Item 507 of Regulation S-K.

21.   Please clarify how GVC Capital acquired the offered shares. For example, if GVC acquired the shares as compensation for underwriting activities, please say so clearly and identify the underwriting activity.

22.   Please tell us why you believe that the table in this section need not identify the selling security holders as beneficial owners of all of the common stock issued and underlying exercisable securities sold in the June 2013 private placement mentioned on page 5. Also, note that the beneficial ownership of shareholders included in this table should not

differ from the beneficial ownership for those same shareholders disclosed in your table on page 24.

Plan of Distribution, page 12

23.   If you are not eligible to conduct a primary at-the-market offering, please provide us your analysis of whether this offering is on behalf of the issuer. Please refer to the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on the Commission's web site.

Experts, page 13

24.   Your disclosure here indicates that you are incorporating financial statements into the prospectus; however, beginning on page F-1, you include financial statements in the prospectus. Please clarify whether this section refers to the financial statements included in the prospectus or financial statements that you incorporate by reference.

Business, page 13

25.   Please substantially expand your disclosure in this section to include all information required by Regulation S-K Item 101 and Rule 408. As examples, and not as a complete list of disclosure that you should add, please:
*   describe what a spectral signature is and how directing light on a substance creates this signature. Clarify who owns the database of markers and how the profile is compared to the markers. Is this a manual process?
*   describe what products you sell that generate revenue.
*   describe the markets for your products that currently provide you revenue.
*   disclose the duration of your material patents.
*   describe your distribution methods.
*   describe clearly the "value added security and authentication solutions." Also clarify whether this is a principal product.
*   disclose the material terms of your agreements that you mention in this section. Include the material obligations of the parties, duration, and material termination provisions. Also disclose the portion of your business that relies on those agreements.
*   where material plans have been delayed, disclose the duration and reasons for the delay.
*   disclose the sources and availability of raw materials and the names of your principal suppliers.
*   explain material government regulation applicable to your business.
*   describe any dependence on one or a few major customers.

Purchase Agreement, page 15

26.   Please tell us how you complied with the requirements of Regulation 14A when you obtained the commitments that you mention in the last paragraph of this section. Refer to Exchange Act Rules 14a-2 and 14a-3.

TransTech Facilities, page 15

27.   Please state where these facilities are located. See Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 16

28.   Please substantially expand your disclosure in this section so that investors can understand your results of operations as required by Regulation S-K Item 303. Before amending your disclosure in response to this comment, please review Release 33-8350 (December 19, 2003). As examples, and not as a complete list, of issues that should be clear after you revise your disclosure in response to this comment:
   - the reasons why license revenue from Sumitomo increased, including sufficient information so that investors can understand whether the increase is temporary or permanent.
   - the reasons why sales improved at TransTech.
   - the reasons for the changes in gross margins during the periods presented.
   - the nature and magnitude of the "other business development" expenditures, and the nature and magnitude of the "investor relation expenditures."

Liquidity and Capital Resources, page 17

29.   Please expand this section substantially to provide all disclosure regarding your liquidity and capital resources as required by Regulation S-K Item 303. Please review the guidance regarding liquidity and capital resources disclosure in Release 33-3850. Include:
   - discussion and analysis that clearly explains – not merely lists – the transactions that you completed to obtain the cash needed to satisfy your obligations during the periods presented; include any material dilutive effect.
   - discussion of material revisions to financing agreements, including revised conversion terms, and the reasons for the revisions.
   - a discussion of reasons for the material changes in the items that affect your cash used in operating activities.
   - discussion of the purpose for repurchasing securities from selected investors given your negative working capital.
   - a description of your sources of liquidity to satisfy your negative working capital, including any significant limitations on your ability to access funds under the terms of existing agreements or otherwise.

- explanation of your material commitments for capital expenditures.
- discussion of defaults on material obligations during the periods presented, and how the default was addressed.

Quantitative and Qualitative Disclosures about Market Risk, page 17

30.   Please reconcile your disclosure in this section with the last paragraph on page F-11.

Business Experience Descriptions, page 18

31.   Please revise so that it is clear that you have provided all required information for the full five-year period addressed by Regulation S-K Item 401(e). Avoid vague statements like "executive positions" and "partnerships;" instead clearly identify the position and the nature of the partnership. Also clearly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each board member should serve as a director in light of your business and structure.

Involvement in Certain Legal Proceedings, page 20

32.   Please tell us why the first sentence of this section addresses the past five years while Regulation S-K Item 401(f) addresses the past ten years.

Summary Compensation Table, page 21

33.   Please clarify the items under the "All Other Compensation" column as required by Regulation S-K Item 402(o) (7) so that the information in the table is reconcilable to the information in footnote (4) to the table. Also, please clarify the nature of the "consulting" provided by your named executive officers so that investors can understand why those activities are not part of the job for which they are being paid a salary and why the consulting fees are not included in the "Salary" column.

34.   We note your reference to unpaid salary at the bottom of page 24. Please revise the table to clarify which of the disclosed salary amounts were not paid, and provide the disclosure required by instruction 2 to Regulation S-K Item 402(n)(2)(iii) and (iv).

Outstanding Equity Awards, page 22

35.   The number of outstanding options disclosed in this table appears to substantially differ from the number of options held by your named executive officers according to the table on page 24. Please advise or revise.

Director Summary Compensation Table, page 23

36.   Please tell us where when you filed an Item 5.02 Form 8-K to report the departure of Mr. Arai and Dr. Kawahata.

Security Ownership of Certain Beneficial Owners and Management, page 23

37.   We note that you present two different percentage figures for each stockholder in this table. Please revise the table to present the information as provided in Instruction 1 to Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 24

38.   Please file as exhibits your agreements governing your transactions with related parties.

39.   Describe the material terms of your transactions with Sumitomo Precision Products and Special Situations Technology Funds, including the voting agreement mentioned on page 5. See the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretation 130.03 available on the Commission's web site and the reporting threshold in Regulation S-K Item 404(d)(1).

40.   Please tell us why this section does not describe the guarantee mentioned in the last sentence of on page F-11. Also, please show us how you reconcile the information regarding related parties on pages F-2 and F-18 with the information in this section.

41.   Please provide us your analysis of whether your agreement with Bradley Sparks and the director payments in connection with the Sumitomo transaction mentioned on page F-36 should be addressed here or in your director compensation table on page 23. Also provide us your analysis of whether your post-employment payments to Mr. Gingo under the agreement mentioned on page F-36 should be described in this section or in the compensation tables.

Related-Party Transactions with Ronald P. Erickson, page 24

42.   Please disclose the interest rate on the related-person transactions.

Description of Securities, page 25

43.   Please provide the information required by Item 202(a)(5) of Regulation S-K.

44.   Please explain why you cannot determine the number of shares related to your convertible debt.

45.   We note your reference to one vote per share in section 2.10 of your bylaws filed as exhibit 3.3. We also note the ability of your Board to amend your bylaws per section 10.01 of exhibit 3.3. If your board can change the voting power of outstanding shares, please say so clearly here, highlight the issue in your prospectus summary, and add an appropriate risk factor.

Other Information, page 26

46.   Your disclosure may not be qualified by reference to statutes. Please revise.

Disclosure of Commission Position, page 26

47.   Please reconcile the statement in the first clause that under Nevada law a corporation may eliminate or limit a director's liability for breach of fiduciary duty with clause (a) of that paragraph.

Report of Independent Public Accounting Firm, page F-17

48.   We note the audit report is limited to the financial statements for the fiscal year ended September 30, 2012. Please amend you filing to also include an auditor's report for the financial statements for the fiscal year ended September 30, 2011.

Recent Sales of Unregistered Securities, page 29

49.   Please revise references to "services," "consulting services" and "advisory services" to provide more specific information regarding the nature of the consideration you received for the securities. Likewise, clarify the consideration you received when you say you issued shares under an "agreement" or "consulting agreement."

50.   Please demonstrate that you have included all information required in this section regarding the issuance of convertible debentures. Also, please demonstrate that you have reported in this section new securities resulting from the modification of outstanding securities as required by the last clause of the first paragraph of Regulation S-K Item 701.

51.   Please avoid vague or partial names like "Asher," "Mr. Gima" and "Coach" and, instead, clearly identify the purchaser.

52.   For each transaction, please clarify briefly the facts relied upon to make available the cited exemption from registration under the Securities Act. For transactions that are integrated under Rule 502, please ensure that your disclosure of the facts relied upon to make available the cited exemption reflects the integration.

Undertakings, page 33

53.   Please do not change the language of undertakings required by Regulation S-K Item 512. For example, we note the change you made to the language required by Regulation S-K Item 512(a)(5)(ii).

Exhibits

54.   Please tell us the purpose of filing two sets of Amended and Restated Articles of Incorporation and Bylaws. Also clarify which exhibit represents the current version of your Amended and Restated Articles of Incorporation and Bylaws.

55.   Please file the agreements required by Regulation S-K Item 601(b)(2). For example, we note your references to RATlab and Javelin acquisitions in the registration statement.

56.   Please note that, except for documents that you file in compliance with Regulation S-K Item 601(b)(2), the exhibits to your registration statement should include all schedules and attachments. Please file the attachments missing from exhibit 10.15, the exhibits missing from exhibit 10.23, and the March 25, 2013 exhibit and attachment mentioned in exhibit 10.21.

57.   Refer to the leases mentioned on page 15 of your prospectus. Please tell us how you complied with Regulation S-K Item 601(b)(10)(ii)(D).

58.   Please file the October 5, 2011 financial consultant agreement mentioned on page 31. Also file your material credit facilities.

59.   We note the consent of your current independent registered accounting firm refers to the financial statements for the fiscal years ended September 30, 2012 and September 30, 2011. However, the audit report referred to in the consent only reports on the financial statements for the fiscal year ended September 30, 2012. Please revise as appropriate.

Exhibit 5.1

60.   Please reconcile the date of your Articles of Incorporation mentioned in exhibit 5.1 with the date in exhibit 3.4 of your exhibit index to this Form S-1.

61.   Please tell us the purpose of the second paragraph of the opinion given the clause in paragraph (b) of the opinion that states "when issued in accordance with the terms and conditions of the Series A Warrants."

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): James F. Biagi, Jr.